UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip, Inc. Retirement and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Precision Strip, Inc.
Retirement and Savings Plan

Financial Statements and
Supplemental Schedule
As of December 31, 2012 and 2011 and
For the Year Ended December 31, 2012

Precision Strip, Inc.

Retirement and Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and
For the Year Ended December 31, 2012

Precision Strip, Inc.

Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Precision Strip, Inc. Retirement and Savings Plan

Minster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 21, 2013

Financial Statements

Precision Strip, Inc.

Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Assets

Cash	$197,639	$184,840

Investments, at fair value:
Money market fund	4,189,372	2,055,912
Mutual funds	108,277,462	93,963,645
Common collective trust	13,908,261	10,601,930
Reliance Steel & Aluminum Co. common stock	4,188,397	5,242,258
Total investments	130,563,492	111,863,745

Receivables:
Notes receivable from participants	4,920,797	4,627,338
Other receivables	18	32,666
Total receivables	4,920,815	4,660,004

Total assets	135,681,946	116,708,589

Liabilities

Excess contributions payable	17,868	64,965
Benefit claims payable and other payable	112,401	–

Total liabilities	130,269	64,965

Net assets available for benefits at fair value	135,551,677	116,643,624

Adjustment from fair value to contract value for the fully benefit- responsive investment contracts (common collective trust)	(398,017)	(261,485)

Net assets available for benefits	$135,153,660	$116,382,139

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2012

Additions

Income:
Net appreciation in fair value of investments	$12,180,409
Interest and dividends	4,064,536
Interest from notes receivable from participants	209,325

Total income	16,454,270

Contributions:
Employer, net of forfeitures	4,490,223
Participant	3,086,949
Rollovers	29,116

Total contributions, net	7,606,288

Total additions	24,060,558

Deductions

Benefits paid to participants and beneficiaries	4,684,372
Transfer to other plan	580,460
Deemed distributions of notes receivable from participants	112
Administrative expenses	24,093

Total deductions	5,289,037

Net increase	18,771,521

Net assets available for benefits, beginning of year	116,382,139

Net assets available for benefits, end of year	$135,153,660

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

1.                                   Description of the Plan

The following brief description of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits covering all employees who meet certain eligibility requirements of Precision Strip, Inc. (the “Company”), a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Precision Strip, Inc. Retirement and Savings Plan Administrative Committee (“Plan Administrator”).

Effective April 27, 2012, the Company acquired the real property and other fixed assets of the Worthington Steel Vonore, Tennessee plant, a processing facility owned by Worthington Industries, Inc. The Plan was amended on that date to provide past service credit for purposes of vesting under the provisions of the Plan to those former employees of Worthington Steel who became subsequently employed by the Company.

Transfer to Other Plans

Certain employees of Precision Strip Transport, Inc. became employees of Durrett Sheppard Steel Co., Inc., a wholly-owned subsidiary of Reliance Steel & Aluminum Co., in 2012. The value of their assets was transferred from the Precision Strip, Inc. Retirement and Savings Plan to the Reliance Steel & Aluminum Co. Master 401(k) Plan. A total of $580,460 in assets, which include notes receivable from participants of $13,008, was transferred from the Plan.

Participation

Each employee is eligible to participate on the first day of each plan calendar quarter after the completion of three months of service.

Effective July 2, 2012, an eligible employee who has satisfied the Plan’s waiting period and is first hired is automatically enrolled into the Plan with a 2% deferral of eligible compensation. Unless elected otherwise, their automatic enrollment contribution will increase annually by 2%, to a maximum of 8%. An eligible employee may decline to be automatically enrolled into the Plan and they can also elect a different deferral percentage.

Contributions

Participants may make up to 50% salary deferrals of eligible compensation to the Plan, subject to federal limits. The Plan also allows the Company to make employer profit sharing contributions, which are discretionary. Eligible participants who complete 1,000 hours of service are eligible to receive the employer contribution. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans, and from individual retirement accounts.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in all employee contributions and eligible rollovers plus actual earnings thereon.

Employer profit sharing contributions and any earnings thereon are vested in accordance with the following schedule:

Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

On termination of service, or upon death, disability, or retirement, a participant receives a lump sum amount equal to the vested value of his or her account. A monthly installment payment option is also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. During the year ended December 31, 2012, forfeitures of $68,081 were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $2,782 and $747 at December 31, 2012 and 2011, respectively.

Notes receivable from participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Notes are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for notes used for the purchase of a primary residence. Interest rates on notes receivable from participants as of December 31, 2012 ranged from 4.25% to 8.75% and mature through December 2022.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan’s Participants and all other investment expenses are offset against the related investment income. Fees paid by the Plan participants to the custodian for administrative expenses amounted to $24,093 for the year ended December 31, 2012.

2.                                    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Impact of Recently Issued Accounting Pronouncements

In May 2011, the FASB issued new accounting guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The new guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The guidance is effective for the year ended December 31, 2012. The adoption of these changes did not have a material impact to the financial statements of the Plan and notes thereto.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock; the investments in registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statements of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

3.                                   Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2012 and 2011, the Plan held 269,376 and 441,108 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $4,273,652 and $5,459,764, respectively. As of December 31, 2012 and 2011, the Reliance Steel & Aluminum Co. stock fund consisted of 67,446 and 107,666 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $4,188,397 and $5,242,258, respectively. At December 31, 2012 and 2011, the fund contained interest bearing cash of $197,639 and $184,840, respectively, and other receivables of $18 and $32,666, respectively. The fund also contained benefit claims payable and other payable of $112,401 at December 31, 2012.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co.’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

December 31,	2012	2011

Mutual Funds:
Fidelity Dividend Growth Fund: Class K	$17,480,312	$16,839,715
Spartan 500 Index Fund: Institutional Class	14,651,566	14,617,662
PIMCO Total Return: Institutional Class	13,764,324	8,949,304
Baron Asset Fund: Institutional Class*	11,874,540	-
Baron Asset Fund*	-	11,626,677
Fidelity Diversified International Fund: Class K	7,248,302	6,858,170
Common Collective Trust:
Fidelity Managed Income Portfolio	13,908,261	10,601,930

* The fund converted to a lower-cost institutional class in 2012.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012

Mutual funds	$11,054,039
Reliance Steel & Aluminum Co. common stock	1,126,370

Net appreciation in fair value of investments	$12,180,409

4.         Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Bond Fund	$13,764,324	$-	$-	$13,764,324
Large Cap Equity Funds	48,427,154	-	-	48,427,154
Mid Cap Equity Funds	16,212,511	-	-	16,212,511
Small Cap Equity Funds	1,544,018	-	-	1,544,018
International Funds	7,248,302	-	-	7,248,302
LifeCycle Funds	21,081,153	-	-	21,081,153
Common collective trust	-	13,908,261	-	13,908,261
Money market fund	4,189,372	-	-	4,189,372
Reliance Steel & Aluminum Co. common stock	4,188,397	-	-	4,188,397

Total investments at fair value	$116,655,231	$13,908,261	$-	$130,563,492

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Bond Funds	$8,949,304	$-	$-	$8,949,304
Large Cap Equity Funds	46,474,844	-	-	46,474,844
Mid Cap Equity Funds	13,887,004	-	-	13,887,004
Small Cap Equity Funds	3,728,743	-	-	3,728,743
International Funds	6,858,170	-	-	6,858,170
LifeCycle Funds	14,065,580	-	-	14,065,580
Common collective trust	-	10,601,930	-	10,601,930
Money market fund	2,055,912	-	-	2,055,912
Reliance Steel & Aluminum Co. common stock	5,242,258	-	-	5,242,258

Total investments at fair value	$101,261,815	$10,601,930	$-	$111,863,745

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in a stable value fund held within a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, the investment asset has been classified as Level 2. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

5.                                   Related Party Transactions

Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, recordkeeper, and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

6.                                   Income Tax Status

The Plan’s Trustee received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2008 confirming the tax qualification status of the Plan document prototype. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore is tax qualified.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

7.                                   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.                                   Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper. The excess contributions payable balance as of December 31, 2012 was returned by the Plan to the participants on February 28, 2013.

9.                                   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2012	2011

Net assets available for benefits as reported on Form 5500	$135,551,677	$116,643,624
Adjustments from fair value to contract value for the fully benefit- responsive investment contracts (common collective trust)	(398,017)	(261,485)

Net assets available for benefits as reported on accompanying financial statements	$135,153,660	$116,382,139

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2012

Net increase in net assets available for benefits as reported on Form 5500 *	$18,908,053

Investments:
Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust):
Beginning of period	261,485
End of period	(398,017)

Net increase in net assets available for benefits as reported on the accompanying financial statements	$18,771,521

* - The net increase in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

Supplemental Schedule

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2012
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
*	Fidelity Investments	Fidelity Dividend Growth Fund: Class K	a	$ 17,480,312
*	Fidelity Investments	Spartan 500 Index Fund: Institutional Class	a	14,651,566
	PIMCO	PIMCO Total Return: Institutional Class	a	13,764,324
	Baron Funds	Baron Asset Fund: Institutional Class	a	11,874,540
*	Fidelity Investments	Fidelity Diversified International Fund: Class K	a	7,248,302
*	Fidelity Investments	Fidelity Puritan Fund: Class K	a	4,943,691
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	a	3,465,502
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	a	3,450,736
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	a	3,371,622
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	a	2,872,112
	American Funds	American Funds The Growth Fund of America R6	a	2,792,845
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	a	2,726,114
	Janus Funds	Janus Twenty Fund	a	2,673,082
	Neuberger Berman	Neuberger Berman Genesis Fund Institutional Class	a	1,995,288
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	a	1,956,396
	American Beacon	American Beacon Large Cap Value Fund Class Institutional	a	1,876,994
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	a	1,587,369
*	Fidelity Investments	Fidelity Equity Income Fund: Class K	a	1,400,886
*	Fidelity Investments	Fidelity Contra Fund: Class K	a	1,161,033
	Morgan Stanley	Morgan Stanley Institutional Mid Cap Growth I	a	877,207
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	a	867,001
	The Royce Funds	Royce Opportunity Fund Institutional Class	a	823,551
*	Fidelity Investments	Fidelity Fund: Class K	a	755,586
	The Harford Mutual Funds	Hartford Small Company HLS Fund Class IA	a	720,467
*	Fidelity Investments	Spartan Total Market Index Fund Advantage Class	a	691,159
*	Fidelity Investments	Fidelity Low-priced Stock Fund: Class K	a	557,698
*	Fidelity Investments	Fidelity Mid Cap Stock Fund: Class K	a	465,832
*	Fidelity Investments	Fidelity Value Fund: Class K	a	441,946
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	a	287,783
*	Fidelity Investments	Fidelity Freedom K Income Fund	a	237,662
*	Fidelity Investments	Fidelity Freedom K 2055 Fund	a	161,914
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	a	70,259
*	Fidelity Investments	Fidelity Freedom K 2000 Fund	a	26,683

		Total mutual funds		$108,277,462

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2012
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust:
*	Fidelity Investments		Fidelity Managed Income Portfolio	a	$13,908,261

	Money market fund:

*	Fidelity Investments		Fidelity Retirement Money Market Portfolio Fund	a	4,189,372

	Common Stock:
*	Reliance Steel & Aluminum Co	.	Common stock	a	4,188,397

	Notes receivable from participants:
*	Notes receivable from participants		Notes receivable from participants with interest rates ranging from 4.25% to 8.75%, collateralized by participants’ account balances and maturing through 2022	-	4,920,797

				Total	$135,484,289

* - A party in interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC.
RETIREMENT AND SAVINGS PLAN

Dated: June 21, 2013	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee